FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

April 28, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

INDEX TO EXHIBITS

1	Annual Report 2007

2	Information Circular

3	Proxy Form

4	Request for Interim/Annual Financial Statements

2

EXHIBIT 1

Conversion Table
g/t	grams per tonne
Au	Gold
Ag	Silver
Oz	Troy ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/tonne	0.029 oz/short ton
km	kilometre
m	metre
square kilometre	247.1 acres
1 kilometre	0.62 miles
1 metre	3.28 miles

To Exeter Shareholders

Building a Mid-Tier Mining Company through Discoveries

Exeter is now in its sixth year of gold-silver and gold-copper exploration in South America. The year was very positive for the Company, with multiple drill rigs defining discoveries in Argentina and Chile at year end. Exploration expenditures of $11.9 million were funded from existing cash reserves and $8 million raised through the exercise of options and warrants through the year.

Exeter’s Cerro Moro gold-silver project, in the Santa Cruz mining district of southern Argentina, has quickly established itself as a significant asset of the Company. Through 2007, the Company drilled the Escondida Vein, progressively demonstrating the continuity of the high grade system over a strike length of 2 kilometres (1.25 miles). Drilling elsewhere on the property also returned high grades warranting a major commitment of the Company’s resources to the project.

Exeter gained control of 100% of Cerro Moro in October 2007, subject only to a 2% net smelter royalty, following a decision by Cerro Vanguardia SA (“CVSA”) to not exercise its back in right to the project. Following that decision, Exeter rapidly accelerated exploration activity on the property with three drill rigs operating at year end. That activity led to the discovery of additional high grade veins known as Loma Escondida, Gabriela and Sylvia.

Exeter’s goal at Cerro Moro is to prove up sufficient high grade reserves to establish an open pit gold-silver mine that might ultimately incorporate an underground operation. Achieving that goal will depend upon continued drilling success and Exeter’s ability to engage communities and government in formulating a plan for resource development in the area. Fortunately the path forward in Santa Cruz Province has been established by companies that include AngloGold Ashanti, Coeur d’Alene Mines, Pan American Silver and Minera Andes/Hochschild Mining.

In the first half of 2007, Exeter drilled 13 holes on the Caspiche gold-copper project in Chile. The Caspiche property is held under an agreement with Anglo American Chile (“Anglo”) whereby the Company, after meeting certain exploration expenditure requirements, has the right to acquire 100% ownership of the property, along with a number of additional properties, subject to a 3% net smelter royalty if the project is taken to production. Exeter announced a significant discovery at Caspiche when drill hole CSR-13 intersected 304 metres (1,000 feet) at 0.9 g/t gold (0.026 oz/ton) in a gold-copper porphyry environment. This major gold intersection indicates the potential for an economic deposit should the Company have continued success in discovering further mineralization of that tenor.

Drilling activities resumed in December 2007 and were scaled up through the first quarter of 2008, with up to three drill rigs contracted to drill sufficient holes to demonstrate the size of the porphyry system. Given that the size of the drilling target measures in the hundreds of millions of tons, Exeter will drill holes to as deep as 1,000 metres (3,300 feet). That depth is reasonable given that the nearby Cerro Casale deposit (Barrick Gold – Kinross Gold), which is planned as an open pit gold-copper mine, extends to a depth well in excess of 1,000 metres (3,300 feet). The target type at Caspiche has the potential to host a multi-million ounce gold deposit with economically recoverable copper credits.

On the Company’s Don Sixto gold-silver property in Mendoza Province, Argentina, it announced a NI 43-101 resource of 925,000 ounces gold (20.5 million metric tons - measured and indicated) and 334,000 ounces gold (9.3 million metric tons - inferred), all at a gold cut-off grade of 0.5 g/t. Unfortunately in June 2007, Exeter received an unexpected setback when restrictive mining legislation was passed that effectively made the Don Sixto gold-silver project not viable. Specifically, the legislation banned the use of sulphuric acid and cyanide in mining, even though these chemicals are commonly used in non-mining industries. Late in the year, the Company (and other companies) lodged a legal challenge with the Mendoza courts on the basis that the new legislation was unconstitutional.

Exeter intends to work with the Mendoza government to have the Don Sixto project exempted from the legislation. The exemption would be on the grounds that the project, if viable, could be built to a standard where the environmental risk is minimal and, furthermore, that the project is well removed from susceptible water resources.

Exeter continues to maintain its strategic agreement with CVSA on a series of epithermal gold-silver properties in Patagonian Argentina. Although our current focus is elsewhere, we anticipate drilling on the Cerro Puntudo and Azul properties late in 2008. Similarly, the Company is furthering grass roots exploration on targets that fall within our strategic agreement with Rio Tinto Mining and Exploration Limited in Patagonian Chile.

Exeter was saddened at year end by the death of our director and friend, Paul MacNeill, who was forever a stalwart giving us very valuable legal advice and commercial guidance. Paul will be missed by all of us.

Exeter continued to bolster its Board, management and technical teams through a number of key appointments. To the Board of Directors, Exeter welcomes Mr. Rob Reynolds and Mr. Louis Montpellier in 2007 and early 2008 respectively. To senior management, Exeter welcomes Mr. Paul Cholakos as Chief Operating Officer (appointed in mid 2007) and Mr. Michael McPhie as Executive Vice President, Corporate Development and Environment (appointed in early 2008).

The greatest recognition however, must go to our team of geologists and technicians who are credited with our discoveries. We now have six permanent expatriate geologists and engineers in South America, and some 19 local Argentinean and Chilean geologists and engineers. Their continued efforts and enthusiasm while working in some of South America’s most isolated areas, with its often challenging weather conditions, is to be commended.

Our Commitment

Growing Exeter to become a mid-tier gold-silver-copper company is a very realistic near term goal. To enhance shareholder value further in 2008 and beyond, Exeter is positioning itself to continue making new precious metal and copper discoveries. Looking further ahead to 2009, Exeter expects to be closer to a production decision on its 100% owned high grade gold-silver Cerro Moro project and is planning to be well advanced into resource definition drilling on the Caspiche gold-copper project in Chile.

Once again, we extend our appreciation to you for your support over the past year.

Bryce Roxburgh	Yale Simpson
President and CEO	Executive Chairman

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

A summary of the Company’s mineral properties follows:

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to Date	Future Commitments
100% Owned	Cerro Moro ** -15 tenements	160	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -15 tenements	1,450	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 23 tenements	722	US$100,000 * includes acquisition of Cerro Moro	- exploration expenditures totaling US$3,000,000 to Dec. 30, 2009 - 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche)	30	Nil	- expenditure totaling US$2,550,000 to January 31, 2011 - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$175,000	- cash payments totaling US$400,000 to Dec. 15, 2014 - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$50,000	- annual payments of US$25,000 for six years - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totaling $370,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 6 tenements	68	1,000,000 shares	- 2% NSR

** Subsequent to December 31, 2007, the Company announced that it had entered into a letter of intent (“LOI”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The LOI sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Cerro Moro and is more fully described in Subsequent events.

Exploration Activities

Background and 2007 Update

The Company shifted its focus from Don Sixto to the Cerro Moro and Caspiche projects during the first half of 2007 as work at Don Sixto was reduced to modeling and estimating new resources based on drilling completed through 2005 and 2006. This change of focus resulted in significant discoveries being made at each of the Cerro Moro and Caspiche projects, effectively changing the character of the Company.

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation introduced in June, 2007. The new legislation effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million (based on the cumulative vendor payments). The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

In August the Company announced new resources, estimated by independent experts Hellman and Schofield, of Sydney Australia, at Don Sixto. Modelling of the new resources highlighted open-ended higher grade mineralization that might be expected to expand the potential open pits. With 7,000 metres of contemplated exploration drilling of new targets remaining, potential remains for the discovery of new mineralization at Don Sixto. In the event that the anti mining legislation is amended to allow for the future development of mines in Mendoza Province, and the Company recommences exploration, then the discovery of new zones of mineralization could markedly improve the viability of the Don Sixto project.

Cerro Moro Gold-Silver Project – Santa Cruz Province

Exploration by previous companies at Cerro Moro, including CVSA who drilled 34 shallow diamond and/or reverse circulation percussion drill holes to average depths of 30 metres, for a total of 2,582 metres, over 11 targets, defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

Exploration by Exeter

Exploration by Exeter began in 2004 and consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known mineralized structures at Cerro Moro.

Geophysical and Trenching Programs

A detailed ground magnetic survey initiated in 2006 was conducted on 40 metre spaced lines and covered 75 square kilometres for a total of 1,866 line kilometres of surveying. This survey continued through the year and was essentially completed by the 2006 year end. As magnetic lines were surveyed in an E-W direction, further surveying in a N-S direction, to follow up high grade east-west trending veins covering 19 square kilometres in the south of the project area, commenced in the first quarter of 2007 and was completed by the second quarter. A total of 473 line kilometres of surveying was completed at a line spacing of 40 metres in this survey. In 2006, a trenching program, during which 61 trenches were excavated for a total of 800 metres, was conducted. The trenches were mapped and some 440 samples assayed.

In early 2007, a further 1,094 metres of trenching was completed to expose poorly outcropping sulphide rich veins in the southern sector of the property. Specialist structural/epithermal expert Greg Corbett visited the property and his recommendations included (amongst others) induced polarisation geophysical surveying to assist in delineating high grade mineralization associated with sulphides around the Esperanza, Escondida and Carla veins.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier campaign of 20 holes comprised reverse circulation percussion drilling for 1,031 metres and the latter campaign 17 diamond holes for 1,081 metres. These campaigns discovered high grade gold-silver mineralization in the Carla vein, a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein. Drilling by Exeter on this project totalled 4,181 metres to end 2006.

Drilling 2007

Drilling was focused on expanding and detailing the high grade Escondida East zone, where significant gold-silver mineralized intercepts in the rhyolite hostrock zone to a depth of +100 metres were intersected. The width and grade of the mineralized structures tend to decrease where mineralization is encountered in less favourable andesitic hostrocks. A similar situation with respect to the relationship of the strength of mineralization in different host rocks was noted in drilling on the southeast extension of the Esperanza vein. Drilling also indicated that the Escondida East and West zones are linked and potentially continue to the west for a total strike length of 2 kilometres.

Drilling at Escondida has been designed so that, subject to results continuing to be encouraging, resources for high grade near surface deposits in the southern sector of the project area may be estimated during the second half of 2008. Following CVSA’s election not to exercise its back-in right, baseline environmental studies and metallurgical testing were initiated. A scoping study for the possible fast-tracking of a high grade open pit gold operation could also be considered late in 2008.

Results from exploratory drilling, announced in early 2008, reflect the discovery of hidden high grade mineralization under gravel cover along a westerly extension of the Escondida vein. Gold and silver mineralization within the Escondida structure has now been tested over a 1,600 metre strike length. In addition, follow-up drilling on the Loma Escondida vein, located immediately to the north of the Escondida structure, intersected significant high grade gold-silver mineralization and has extended the strike length of the vein to 400 metres. Follow-up drilling at the Gabriela, Patricia and Silvia vein systems has demonstrated that these veins can now be traced for a minimum of 700, 450 and 200 metres respectively. Importantly, the new drilling at Gabriela and Patricia has demonstrated that these veins are silver rich compared to others on the property.

Currently, two drill rigs are being used to test the zones discovered to date while a third rig is committed to a “discovery oriented” drilling program testing expansions to the zones at Escondida, Loma Escondida and Esperanza. A fourth rig, which will be dedicated to detailed resources definition drilling, is scheduled to be added in late 2008.

As of the end of March 2008, the Company had drilled 314 holes on the Cerro Moro Project totaling 28,871 metres, comprised of 170 diamond holes (12,363 metres) and 144 RC holes (16,508 metres). Approximately 50% of the drilling has been conducted on the Escondida vein with the balance having been drilled on over 14 additional vein targets.

Cerro Puntudo Gold-Silver Project – Santa Cruz Province

Cerro Puntudo is a low sulphidation epithermal gold-silver system developed within the Deseado Massif. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter of 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Exeter’s 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 metres and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 metres and 30 metres beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth.

The 1,699 metres drilled in 2006 brought the total metres drilled at Cerro Puntudo to 5,597 metres.

No work was conducted in 2007. Timing for further exploration will depend on the availability of suitably qualified geologists to delineate additional drill targets.

Verde Silver Project – Santa Cruz Province

Verde is a low sulphidation epithermal silver system developed in the Deseado Massif. The North Vein Zone at Verde comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were also completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization.

No field work was conducted in 2007 and timing of further exploration is dependent on suitably qualified geologists to conduct further field work being available.

Calandria Gold Project - Santa Cruz Province

Calandria is a low sulphidation epithermal gold target in the Deseado Massif. Geologic mapping and some 600 line kilometres of ground magnetic surveying have been conducted on the property.

No work was conducted in 2007.

CHILE

Caspiche Gold-Copper Project

The rights to the Caspiche project were acquired pursuant to an agreement with Anglo American Chile Limitada and Minera Blancos S.A. in 2005. Based upon surface sampling and historic drilling, two zones of known gold, silver and copper mineralization occur within the boundaries of the Caspiche property. The first is referred to as Caspiche Central and is located in the south-central portion of the property. Mineralization is evident from reported drill hole results and in surface rock chip samples. The second known mineralized zone is referred to as Caspiche III which is located at the eastern margin of the property.

Surface rock chip geochemistry plainly shows Caspiche Central and Caspiche III as the most important exposed gold mineralized zones encountered on the property. The style of the mineralization reported from the drilling is consistent with a porphyry style of deposit with the presence of multiple generations of stockwork quartz-sulfide veining and typical porphyry style alteration mineral assemblages. The gold values in the upper oxide zone and gold and copper values in the mixed and lower sulphide zones exhibit a good degree of sample to sample continuity.

Exploration

The Company conducted a field campaign from March to mid May 2006, during which the entire project area was mapped, and 112 rock chip samples were collected along with 22 PIMA samples. All available historic data was compiled into a Geographic Information System (GIS) environment. Remote sensing data, including ASTER mineral model maps and QuickBird high resolution satellite imagery, was added. Lineament studies were conducted on this data, as well as the airborne magnetometer survey data.

During the months of November and December 2006, Quantec Chile Limitada (“Quantec”) conducted a program of Controlled Source Audio-frequency MagnetoTelluric (CSAMT) surveys and Very Low Frequency (VLF) electromagnetic surveys on behalf of the Company. The objectives of the geophysical surveys were to map important structures and zones that may be associated with high-sulphidation type epithermal gold mineralization.

An exploration model was constructed using surface mapping completed in March 2006 and the drilling results completed to that time. Maricunga deposits are characterized by lower porphyry style systems overprinted at shallower levels by high sulphidation epithermal systems. Caspiche Central and Caspiche III are separated by an interpreted normal fault. Caspiche Central is characterized by overlapping porphyry style and epithermal style mineralization. To date, high sulphidation style mineralization has been identified at Caspiche III, however, there remains potential for porphyry style mineralization at depths greater than 200 metres. It is interpreted that the northern block has been downthrown with respect to the southern block. This has resulted in preservation of the relatively shallow level high sulphidation mineralization at Caspiche III.

2007 Drilling

During 2007, the Company conducted a drilling campaign with the results from the two prospect areas, Caspiche Epithermal and Caspiche Porphyry reflected in the tables below:

(i)	Caspiche Epithermal – Caspiche III

Drilling has confirmed the presence of a high-sulphidation epithermal gold system which is interpreted to lie within “flat lying” replacement zones that are probably related to a yet un-drilled intrusive body.

(ii)	Caspiche Porphyry – Caspiche Central

Exeter drill hole CSR-013 was sited over a pronounced IP chargeability anomaly, on the one north-south survey line, that fully crossed the area. The anomaly had been partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous operators. CSR -13 was drilled at the same declination (60 degrees) and azimuth as the historical drill holes.

CSR-13 intersected a wider zone of mineralization and at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite porphyry as the earlier holes. The area of the three holes is entirely covered by colluvial material. Significant drilling results are those that have a greater than 0.5 g/t gold equivalent grade. The significant results (at a cut off of 0.5 g/t gold equivalent) from CSR-13 are presented in the table below. The minimum sample intercept length is 2 metres.

Significant Results of CSR-013

Cut-off grade	From (m)	To (m)	Width (m)	Gold (g/t)	Copper (%)
CSR-13 Bulked Intercepts at 0.5 g/t gold equivalent lower cut Bulked Intercept - no lower cut	40 186 200 210 40	164 196 204 344 344	124 10 4 134 304	1.0 0.8 0.7 0.9 0.9	NSR NSR NSR 0.2% 0.1%
NSR = No significant result.

Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Drilling re-commenced on the Caspiche property at the end of 2007, with two diamond drill rigs on site by early February and the arrival of a reverse circulation percussion rig in March, 2008.

The first drill hole in the latest and current program, diamond hole CSD-014, was completed at a depth of 744 metres (2,441 ft), the capacity of the rig, with partial assay results for gold and copper released in February and March, 2008. Diamond drill hole CSD-015 was collared 400 metres (1,312 ft) to the northwest of hole CSD-014 and drilled to a final depth of 1,001 metres (3,284 ft). Gold and copper assay results for the first 690 metres (2,264 ft) of hole CSD-015 were released in March, 2008.

Diamond drill hole CSD-016, drilled to a final depth of 791.75 metres, is located mid way between holes CSD-014 and CSD-015, 200 metres (656 ft) from each. Diamond drill hole CSD-018 is located 500 metres (1,640 ft) to the northwest of hole CSD-015. Results are pending.

The new assay results support the interpretation that CSD-014 is on the edge of the porphyry system, with CSD015-being closer to the centre. This is based on the fact that CSD-014 intersected outer phyllic alteration for the length of the drill hole, whereas CSD-015 intersected potassic alteration to its final depth of 1,001 metres.

As of the end of March 2008, the Company had drilled a total of 11 additional holes for 4,234 metres, with two of the drill holes in progress.

Magallanes Gold-Silver

The Magallanes gold-silver project covers epithermal targets in Patagonian Chile. Field work commenced in early November 2006 with seven field campaigns completed through April 2007. Encouraging assay results were received, particularly from stream sediment and rock chip sampling. Applications for mineral concessions to cover these targets were subsequently lodged. Gridding and geophysical surveys are planned for the Zodiac property within the Magallanes project area.

Field work is expected to resume in October 2008.

Cochrane Gold Project

Geochemical sampling and mapping is required over an area considered to be prospective for epithermal gold-silver deposits. Further exploration is expected to be conducted when suitable technical crews become available.

ARGENTINA

Don Sixto (La Cabeza) Gold-Silver Project – Mendoza Province

Following the introduction of the anti-mining legislation in June 2007, the Company put the Don Sixto project on hold. Currently there is only minimal work being conducted on the project, pending a change in legislation.

Exploration and Development Studies

Resource Estimates

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the Board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, with confirmation drilling designed to lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Following the drilling conducted in 2005 through to end 2006, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The new estimate, released in September 2007, includes a “measured and indicated resource” at Don Sixto of 925,000 ounces of gold (20.48 million tonnes at an average grade of 1.40 g/t gold) and an “inferred resource” of 334,000 ounces of gold (9.29 million tonnes at a grade of 1.12 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “measured and indicated resource” was estimated to be 9.34 million tonnes at a grade of 2.23 g/t gold, for 670,000 ounces, and the “inferred resource” was estimated to be 3.14 million tonnes at 1.98 g/t gold, for 200,000 ounces. These estimates were based on results of drilling which included 40,000 metres of expansion and detailed drilling, completed on the major prospects at Don Sixto since mid 2005. This drilling allowed the Company to develop geological, mineralization and structural models of gold mineralization of the major prospects.

Table 1: Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.29	1.51	258	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.51	1.23	178	6.22	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
Total	8.15	1.52	400	12.33	1.32	525	20.48	1.40	925	9.29	1.12	334

Table 2: Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.83	2.01	118	2.73	2.12	186	0.52	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
Total	3.90	2.41	302	5.44	2.11	368	9.34	2.23	670	3.14	1.98	200
Notes:	(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.
“Mt” represents million tonnes, and “koz” represents thousand ounces.

The new resources were estimated for 9 prospects using data from a total of 494 drill holes, totalling 56,821 metres of drilling and 4,037 metres of sawn channel samples (93 channels on 8 prospects), conducted prior to the end of 2006.

The new mineral resource estimates for the Cuello, Luna, Ojo, Mandibula and the Central Vein Zone prospects were made by H&S following a three week visit to Mendoza in April 2007. The visit, by two representatives, included a two week site visit and validation of the Exeter database, supporting information, and 3-D geological and structural models.

H&S utilised the Multiple Indicator Kriging (“MIK”) method, which estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cut-off grades. The deposit is divided into panels (or “blocks”) and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two selective mining unit (“SMU”) sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used. The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology generally results in a resource estimate of higher tonnes and lower grade than less conservative/more standard resource estimation techniques. However, total ounces estimated utilizing the H&S MIK method generally equate to total ounces estimated using less conservative techniques.

The Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Development Studies

Metallurgy

Metallurgical test work, conducted through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program.

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

Testwork - 2006-2007

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding. Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken from Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results form part of a comprehensive comminution data base that is being assembled.

Late in 2006 approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches. Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t gold and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork. The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits. Each composite was tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design. The data were to be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies. A second batch of almost identical intercepts, prepared from coarse crushed drill core, arrived at Metcon Laboratories in Sydney during the first quarter of 2007 and was also prepared into 17 composites with identical specifications to those sent to JK Tech. Metcon was to carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet. Other samples would then be prepared for specific testwork directed at the engineering design of each section.

The JK Tech comminution testwork was completed and reported to Exeter during the first quarter of 2007 and Ausenco started a comminution options study based on the results. The results appeared to confirm earlier work with perhaps a somewhat lower abrasive character; however, prior to cessation of work at Don Sixto, Ausenco was to evaluate this observation in much more detail and report. The mineralized intercepts for this program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006. By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes. Using all completed comminution test results Ausenco compared five hard-rock comminution circuit configurations for throughput rates of between 1,000,000 tpa and 3,000,000 tpa. A combination SAG mill and ball mill circuit (designated “SAB”) was recommended. Ausenco also suggested the use standard dimensioned Chinese mills to overcome excessive delivery times, and that the SAG mill run directly from a primary crusher without an intermediary stockpile. If the throughput were to be less than 1,000,000 tpa it is possible that the ball mill could be dropped and a SAG mill and recycle crusher used.

Ausenco also provided advice and supervision on the Metcon leach optimization programs and subsequent work. This was implemented so that all process feasibility inputs would be familiar to and agreed to by the engineers well before the start of any feasibility work. In addition to the 17 depth composites, composites representative of each deposit were prepared, as well as a bulk composite of all material. Sample preparation, composite assaying and the first program to determine the optimum grind size of the bulk composite had been completed at the time the Mendoza Government passed the anti-mining legislation.

All further testwork was terminated following the passing of the new legislation, and no work was conducted during the last half of 2007.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes provides basic data on groundwater flow quantities and direction. Generally, the inferred groundwater flows have been small suggesting that water would not be a significant problem in mining. It was also apparent that mine groundwater would not be a significant source of the overall water requirements for production.

A program was started to collate the large database of measurements into a geo-referenced three-dimensional geotechnical model to be overlaid with geological and block models and assist with future pit design work during the feasibility study. This information was augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. The geotechnical database was completed and checked for all deposits and the rock strength testing program was also completed. An experienced structural geologist was contracted to prepare detailed structural maps of all surface outcrop in and close to the main deposits and that work was also completed.

No work was conducted during the last half of 2007.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favoured technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla. Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities. After joint review a number of ways to reduce the estimated capital cost were identified Penta Sur was asked to review and confirm these before finalizing its report.

Penta Sur completed its review of the capital and operating cost estimates including current market rates, with favourable results. The final Penta Sur report confirmed the availability of power for Don Sixto as well as the optimum source and routing for the appropriate supply. It also provided capital and operating cost estimates for the alternatives routes and reviewed owner and third party supply options.

No work was conducted during second half of 2007.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Results have indicated water supply flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Water Management Consultants (“WMC”) of Santiago Chile carried out a site visit followed by a desk review of all water supply work carried out. WMC concurred with Grupo Ansilto that the recharge of local groundwater catchments should be more than capable of allowing the project to sustainably harvest sufficient water for the project scales under consideration. However drill and pump testing of the logical location to access such water had only been partially successful and further programs were recommended.

No work was conducted during the second half of 2007.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

During 2006, Ausenco provided factored capital and operating cost estimates based on their 2005 report and these were used to consider the possible financial outcomes of varying throughput rates in the event that resources increased substantially.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

Following the 2007 resource estimates using new mineralization models AMDAD was requested to conduct pit optimization studies under supervision of Paul Cholakos. These will provide the basis for an internal development options scoping study to assess the viability for a mining project at Don Sixto based on the improved knowledge of the mineralization models, and more comprehensive engineering and infrastructure studies conducted after the initial 2005 study.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continued with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds. The detailed nature of this campaign also allowed Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Programs prior to the anti-mining legislation included dust, noise, water level and water quality monitoring and a community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the Company contracting for an Environmental Impact Assessment report.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

Following receipt of the KP gap analysis report, monitoring programs for water and limnology continued under KP’s supervision and PM10 (dust) monitoring started using contracted equipment and trained Don Sixto technicians. All programs were suspended shortly after the new Mendoza anti mining legislation was passed.

No work was conducted during the second half of 2007.

Estelar Properties

Quispe Copper-Gold Project – Catamarca Province

The Quispe project target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Gold-Silver Project – San Juan Province

Rosarita is a low sulphidation epithermal prospect located next to the Casposo gold-silver deposit. Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Copper-Gold Project – San Juan Province

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered a low-grade copper-gold porphyry system. The system may have potential for small zones of higher grade mineralization, which might be extracted profitably with elevated copper prices.

Work during the year included digitisation of data for previous drill holes at El Salado, which continued into the final quarter of 2007. It is proposed to review these data following digitisation, and examine potential for possible higher grade zones within the large system.

MRP Properties

Agua Nueva (Don Sixto North) Gold-Silver Project – Mendoza Province

Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto was conducted during final quarter of 2006. No further work has been conducted.

La Ramada – La Rioja Province

The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Management’s Discussion and Analysis

March 28, 2008

Report on Operations

In early 2007, the Company curtailed drilling on its Don Sixto Project to focus primarily on the construction of geological, mineralization and structural models in preparation for updated resources estimates for Don Sixto which were released in August 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June 2007, exploration and independent engineering studies at Don Sixto were suspended.

By August 2007, the Company had completed 10,000 metres of drilling at Cerro Moro, triggering CVSA’s back-in right to gain a majority interest in the project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 metres of drilling and forwarded it to CVSA in September. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30, 2007, CVSA advised the Company that it would not exercise its back in right and, consequently, its interest reverted to a 2% net smelter royalty with the Company owning 100% of the project. Exploration at Cerro Morro including the use of at least three drilling rigs, is expected to continue through 2008.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling resumed at Caspiche in December 2007.

In September, Paul Cholakas, who is domiciled in Argentina, took up his position as Chief Operating Officer of the Company. Paul is an experienced mining engineer having managed the Tick Hill Goldmine in North Queensland, and also has significant experience in commercial and technical risk management. In his previous position, he was Commercial Manager of the multi-billion dollar oil and gas producer/explorer Oilsearch Pty Ltd.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 metres of drilling on that project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% net smelter royalty (“NSR”) in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3,000,000, and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

To date, Exeter has completed 7,641 metres of drilling on two other Santa Cruz properties (drilled at Cerro Puntudo and Verde). Further drilling scheduled for 2008 is dependent on the Company contracting additional qualified geologists to conduct the field work necessary to better define drill targets. Exeter has not conducted any drilling on either of the Rio Negro or Chubut projects, which comprise the remainder of the projects held.

On December 20, 2007, the Company filed a technical report, complying with the requirements of the Canadian Securities Administration’s National Policy Instrument 43-101 (“NI 43-101”), for the Cerro Moro drafted by Jerry Perkins, Exeter’s Vice President Exploration and Development, and a Qualified Person (“QP”) and Matthew Williams, Exeter’s Exploration Manager and a QP. The report can be viewed on SEDAR at www.sedar.com.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	160 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties held under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the

Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including completing 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 11 km (7 miles) southeast of Kinross Gold’s Refugio Mine and 15 km (10 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On January 25, 2008, the Company filed a NI 43-101 technical report for the Caspiche Project drafted by Jason Beckton, formerly Exeter’s Exploration Manager in Chile, a Qualified Person (“QP”) and Jerry Perkins, Exeter’s Vice President Exploration and Development and a QP. The report can be viewed on SEDAR at www.sedar.com.

ARGENTINA

OTHER PROJECTS

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The new legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totaling US$175,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Subsequent to December 31, 2007, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

A regional program evaluating potential repetitions within the tenure surrounding Don Sixto commenced late in 2006 and was curtailed in early 2007. The significant increase in knowledge of the mineralization in the area generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto and provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work, considered to be at an early stage, has also been terminated following the introduction of anti-mining legislation.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 615 square kilometres of additional concessions, comprising the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), which spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a QP, to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. This report can be viewed at www.sedar.com.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a NI 43-101 technical report, updating all exploration to September, 2004. This report can be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new NI 43-101 technical report to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com. A further update of resources was issued in September 2007 with a NI 43-101 technical report to accompany those resource estimates filed on February 20, 2008. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 of which $70,050 has been paid to date and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company plans to undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Cochrane

Mineral rights to the Confluencia project, located outside of the area covered by the Rio Tinto agreement, were secured in 2006.

Results from Operations

The Company began 2007 with 37,836,013 shares outstanding and ended the year with 41,226,487 shares outstanding. During the year, the Company received net proceeds of $8,036,284 and issued 1,338,475 shares upon the exercise of options and 2,051,999 shares upon the exercise of warrants. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Totals
Shares issued	1,338,475	2,051,999	3,390,474
Net proceeds	$2,006,287	$6,029,997	$8,036,284

Subsequent Events

Subsequent to December 31, 2007, the Company issued shares pursuant to the exercise of options as follows:

Options Exercised
Shares issued	42,275
Net proceeds	$55,030

As of March 22, 2008, the Company had 41,268,762 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year Ended December 31, 2007

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States and international standards and policies applied by large companies in the mining and exploration industry. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The impact of this change in 2007 was to increase the loss for the year by $11,969,446 (2006: $11,094,175; 2005: $5,016,154) and reduce mineral properties and deferred costs by the same amount and increase loss per share from ($0.14) to ($0.43) (2006: ($0.17) to ($0.52); 2005: ($0.20) to ($0.43)).

Throughout the year, the Company focused its drilling and exploration programs on its three key projects: the Don Sixto and the Cerro Moro projects in Argentina and the Caspiche project in Chile. Following the introduction of anti-mining legislation in June 2007, the Company put the Don Sixto project on hold and ceased work except for completing certain studies including environmental work and resource calculations which were completed in the year. Exploration programs on its Cerro Moro project, now 100% owned by the Company, continued throughout the year actively increasing in the second quarter and being maintained through the remainder of the year. With limited drill rig availability and the length of the southern winter, activity on its Caspiche project in Chile was limited to a few months in the first quarter of 2007 and in December 2007. Exploration expenditures during the year at the CVSA properties, including Cerro Moro, the Chilean properties, including Caspiche, and the Don Sixto Project, were $5,419,940, $2,548,547 and $3,583,716, respectively.

Including exploration expenditures of $11,969,446, the Company posted a loss of $16,868,644 in 2007. Other significant expenditures during the year include $1,279,968 for administrative salaries and consulting, $990,957 for director’s fees, $948,370 for management fees, $664,841 for shareholder communications and $616,824 for travel and promotion. Stock based compensation expense in 2007 was $3,777,702 (2006: $2,384,845, 2005: $1,886,463) and has been allocated to the following expense categories: administrative salaries and consulting $657,477 (2006: $661,998, 2005: $338,933); director’s fees $960,957 (2006: $585,369, 2005: $700,953); management fees $720,870 (2006: $ nil, 2005: $165,080); mineral property exploration expenditures $1,258,446 (2006: $506,444, 2005: $473,025); and shareholder communications $179,952 (2006: $631,035, 2005: $208,472).

Year ended December 31, 2007 compared to the year ended December 31, 2006

The loss for the year of $16,868,644 represents an increase of about $990,000 when compared to the loss incurred in 2006. Stock-based compensation in 2007 was $3,777,702 an increase of $1,392,857 over 2006 resulting from additional options granted to existing and newly engaged employees, directors and consultants throughout the year. After accounting for the increase in stock based compensation, the loss in 2007 compared to 2006 was affected by the following significant items: accounting and audit fees increased by approximately $170,000, primarily due to the Company incurring additional costs due to the engagement of external consultants to assist with the internal control documentation and testing and the requirements of Sarbanes Oxley legislation; increased travel and promotion costs of approximately $150,000 due to the Company attending various shows and conducting investor visits to its various properties; offset by a decrease in mineral property write offs of approximately $238,000 and increased interest income of approximately $160,000 earned on cash holdings through the year. Other costs generally increased by smaller amounts reflecting the Company’s increasing levels of activity.

Cash received from the issuance of shares in 2007 was $8,036,284 which is $10,938,914 less than proceeds received in 2006. This difference of about $10.9 million is primarily the result of the Company receiving net proceeds of $9,718,762 from private placement offerings in 2006. No financings were completed in 2007 and cash received upon the issuance of shares was derived from the exercise of options and warrants throughout the year.

The issuance of shares upon the exercise of options and warrants throughout the year resulted in contributed surplus in the amount of $982,736 being allocated to share capital.

Fourth Quarter 2007 to Fourth Quarter 2006

At the end of the fourth quarter 2007, the Company had approximately $8.7 million in cash and cash equivalents; which was approximately $5.8 million less than in the fourth quarter 2006. The decrease in cash holdings is due to the Company utilizing cash raised in private placements in October 2006 being used to conduct operations through 2007. Exploration expenditures in the fourth quarter 2006 were approximately $700,000 higher than in 2007 mainly due to the Company completely ending its drilling program at Don Sixto in early 2007. Administration expenditures in both the fourth quarter 2006 and 2007 are notably higher than in other quarters, a result of bonuses paid to certain members of management, employees and consultants at year end.

Year ended December 31,	2007	2006	2005
Interest income	$391,506	$226,977	$41,335
Mineral property exploration expenditures*	$11,969,446	$11,380,252	$5,016,154
Total stock-based compensation	$3,777,702	$2,384,845	$1,886,463
Net loss and comprehensive loss for the year	$16,868,644	$15,876,371	$7,880,121
Basic and diluted loss per common share	$(0.43)	$(0.52)	$(0.43)
*Includes allocation of stock based compensation	$1,258,446	$506,444	$473,025

As at December 31,	2007	2006	2005
Working capital	$7,057,047	$12,373,333	$7,338,582
Total assets	$12,737,078	$18,088,092	$11,429,070
Total liabilities	$2,114,690	$2,261,385	$554,798
Share capital	$55,249,342	$46,230,295	$27,802,270
Deficit	$(51,861,173)	$(34,992,529)	$(19,116,158)

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods*

	$ 000’s
	2007				2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	106	115	85	86	86	17	68	56
Net loss and Comprehensive loss	4,304	3,963	5,377	3,224	6,144	3,277	3,843	2,612
Administration expenditures	992	475	623	661	1,059	423	630	495
Mineral property exploration expenditures	3,261	3,363	2,758	2,587	3,993	2,754	2,461	1,582
Mineral property acquisitions and (write – offs)	104	-	-	-	(187)	-	-	-
Basic and diluted loss/share in cents/share	$0.11	$0.10	$0.14	$0.08	$ 0.18	$ 0.11	$ 0.14	$ 0.09

Administration expenditures	992	475	623	661	1,059	423	630	495
Mineral property exploration expenditures	3,261	3,363	2,758	2,587	3,993	2,754	2,461	1,582
Mineral property acquisitions and (write – offs)	104	-	-	-	(187)	-	-	-
Basic and diluted loss/share	$0.11	$0.10	$0.14	$0.08	$ 0.18	$ 0.11	$ 0.14	$ 0.09
in cents/share

*Note: Quarterly balances have been restated to reflect the Company’s change in accounting policy

Interest income has remained higher in the last five quarters when compared to previous quarters as the exercise of options and warrants together with the private placement financings completed in October 2006, has resulted in the Company maintaining higher interest earning cash balances.

Administration expenditures are calculated by removing interest, stock based compensation and exploration expenditures from the net loss from operations and with the exception of both the fourth quarter 2006 and fourth quarter 2007, when bonuses were given to certain members of management and staff, these expenditures have remained relatively consistent throughout the previous eight quarters.

Net loss and comprehensive loss per quarter, including mineral property exploration expenditures, has increased in the last five quarters when compared to earlier quarterly results. These expenditures are a reflection of the Company’s continued advancement of its key projects and in particular the increased efforts on its Cerro Moro project in 2007.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2007 totalled $8,722,779 compared to $14,511,062 at December 31, 2006 and $7,788,697 at December 31, 2005. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, and cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

Currently held funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

The Company intends to use the net proceeds of the offering for exploration and development of its properties in Argentina and Chile, and for general corporate purposes.

Subsequent to December 31, 2007, the Company has received $1,249,334 through the exercise of options.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year

Cash Payments	Total	2008	2009 – 2010	After 2011
Office leases	$ 408,191	$ 140,826	$ 157,327	$ 110,038
Total	$ 408,191	$ 140,826	$ 157,327	$ 110,038

Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business.

A total of $1,271,274 (2006: $1,204,005; 2005: $681,280) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $360,000 (2006: $282,000; 2005: $144,000) and $43,500 (2006: $58,000 2005: $21,000) for the provision of other consulting services was paid or accrued to a corporation of which the President and Chief Executive Officer is a beneficiary.

b)	Management and consulting fees totaling $165,000 (2006: $238,000; 2005: $96,000) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $167,250 (2006: $195,000; 2005: $85,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

d)	Legal fees totaling $57,200 (2006: $120,101; 2005: $105,866) were paid or accrued to a corporation controlled by a former director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totaling $238,663 (2006: $266,633; 2005:$134,000) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

f)	Management and consulting fees of $239,661 (2006: $nil; 2005: $nil) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

a)

Subsequent to December 31, 2007, the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the government of Santa Cruz province, Argentina. The letter of intent (“LOI”) sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 160 square kilometre Cerro Moro project.
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometre of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring USD$10 million in exploration expenditures over a number of years to be determined later.

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of Fomicruz’s share of net revenue from future operations.

(iv)	The Company will manage the exploration and potential future development on the properties

b)

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, and for general corporate purposes.

Forward Looking Statements

This management discussion and analysis contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this Management Discussion and Analysis and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. See Risk Factors, below.

Risks

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the second quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the Mendoza Provincial Government’s recent anti-mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company relies on equity financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2007, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Outlook

In 2008, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga, Chile.

The Company will continue working with all levels of government, industry and unions to demonstrate that the Don Sixto project in Mendoza, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored. These programs are, however, dependent at least in part on the Company being able to secure adequate qualified personnel to conduct such programs.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Annual Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds to be able to maintain its interest in the mineral property; and

(ii)

stock based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States and international standards and policies applied by large companies in the mining and exploration industry. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The impact of this change in 2007 was to increase the loss for the year by $11,969,446 (2006: $11,094,175; 2005: $5,016,154) and reduce mineral properties and deferred costs by the same amount and increase loss per share from ($0.14) to ($0.43) (2006: ($0.17) to ($0.52); 2005: ($0.20) to ($0.43)).

Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants (“CICA”) relating to the accounting treatment of financial instruments.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net income. Receivables and payables are carried at cost, which equates to fair value. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly is not impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting. Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing more reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. The impact that the adoption of Section 1506 has had on the Company’s results of operations and financial condition has been noted above in the description of the change in accounting policy for mineral property exploration expenditures.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure Controls

At the end of the fiscal year ended December 31, 2007, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2007, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by this nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as CEO and CFO, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. Following the documentation of its internal control system and testing of those systems, during the year ended December 31, 2007, the Company effected certain changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their report included with the annual consolidated financial statements.

Amex Corporate Governance

The Company’s common shares are listed on the AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the AMEX Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transaction available on the Company’s website at www.exeterresource.com.

Independent Auditors’ Report

To the Shareholders of Exeter Resource Corporation

We have completed an integrated audit of Exeter Resource Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of Exeter Resource Corporation as at December 31, 2007, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the two years then ended, prior to the adjustments for the change in accounting policy for exploration expenditures as described in note 3 to the financial statements, were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 19, 2007. We have audited the adjustments to the 2006 and 2005 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Internal control over financial reporting

We have also audited Exeter Resource Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which is set out in Management’s Report on Internal Control Over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 28, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in note 3(a) to the financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 28, 2008

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,	2007	2006
		Restated
Assets		(See note 3)

Current
Cash and cash equivalents (notes 7)	$8,722,779	$14,511,062
Other receivables and prepaid expenses	448,958	123,656
	9,171,737	14,634,718

Property and equipment (notes 8)	210,962	203,358
Mineral properties (notes 9)	3,354,379	3,250,016
	$12,737,078	$18,088,092

Liabilities
Current
Accounts payable and accrued liabilities	$1,773,532	$1,884,769
Due to related parties (note 14)	341,158	376,616
	2,114,690	2,261,385

Shareholders’ Equity
Share capital (note 10)	55,249,342	46,230,295
Contributed surplus (note 13)	7,234,219	4,588,941
Deficit	(51,861,173)	(34,992,529)
	10,622,388	15,826,707
	$12,737,078	$18,088,092

Nature of Business and Continuing Operations (Note 1)

Subsequent Events (Note 19)

Approved by the Directors:

“Yale Simpson”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	33

Exeter Resource Corporation
Consolidated Statements of Operations (Expressed in Canadian Dollars)

For the years ended December 31,	2007	2006	2005
		Restated	Restated
		(See note 3)	(See note 3)
Income
Interest income	$391,506	$226,977	$41,335

Expenses
Accounting and audit	269,309	99,019	72,394
Administration salaries and consulting (note 11)	1,279,968	1,191,900	491,869
Amortization	41,336	40,699	21,179
Bank charges	21,209	21,623	6,250
Directors’ fees (note 11)	990,957	615,369	730,910
Legal fees	105,224	179,551	139,273
Management fees (note 11)	948,370	365,113	225,080
Mineral property exploration expenditures (note 11)	11,969,446	11,380,252	5,016,154
Mineral property acquisition cost write-off	-	237,820	-
Office and miscellaneous	91,827	78,531	41,373
Rent	83,154	51,892	41,287
Shareholder communications (note 11)	664,841	1,185,722	765,804
Stock exchange listing and filing fees	109,430	116,565	69,228
Telecommunications	31,864	20,519	9,830
Transfer agent	15,581	20,030	7,723
Travel and promotion	616,824	463,921	291,055
	17,239,340	16,068,526	7,929,409

Loss before other items	(16,847,834)	(15,841,549)	(7,888,074)
Gain/(loss) on conversion of foreign currencies	(20,810)	(34,822)	7,953
Net loss and comprehensive loss for the year	$(16,868,644)	$(15,876,371)	$(7,880,121)
Basic and diluted loss per share	$(0.43)	$(0.52)	$(0.43)
Weighted average number of common shares outstanding	39,322,850	30,688,058	18,128,363

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	34

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the year ended December 31,	2007	2006	2005
		Restated	Restated
		(See note 3)	(See note 3)
Operating activities
Loss for the year	$(16,868,644)	$(15,876,371)	$(7,880,121)
Non cash items:
Amortization	73,707	104,929	71,780
Total stock based compensation	3,777,702	2,384,845	1,886,463
Write off of mineral properties	-	237,820	-
	(13,017,235)	(13,148,777)	(5,921,878)
Changes in non-cash working capital items:
Other receivables and prepaid expenses	(325,302)	(18,973)	(45,624)
Accounts payable and accrued liabilities	(111,237)	1,494,084	301,517
Due to related parties	(185,119)	212,503	30,926
	(13,638,893)	(11,461,163)	(5,635,059)

Financing activities
Issue of share capital for cash	8,036,284	18,975,198	11,455,450
Share issue costs	-	(531,238)	(307,745)
	8,036,284	18,443,960	11,147,705

Investing activities
Acquisition of property and equipment	(81,311)	(189,863)	(51,199)
Acquisition of mineral properties	(104,363)	(70,569)	(131,623)
	(185,674)	(260,432)	(182,822)
Net increase (decrease) in cash and cash equivalents	(5,788,283)	6,722,365	5,329,824
Cash and cash equivalents, beginning of year	14,511,062	7,788,697	2,458,873
Cash and cash equivalents, end of year	$8,722,779	$14,511,062	$7,788,697
Cash equivalents (note 7) Supplemental cash flow information (note 15)

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	35

Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2007, 2006, and 2005

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance at December 31, 2004 Restated (See note 3)		15,356,387	$ 14,078,259	$ 378,003	$ (11,236,037)	$ 3,220,225

Additions During the Year:
-	Exercise of warrants	1,722,500	1,147,225	-	-	1,147,225
-	Exercise of stock options	335,375	245,891			245,891
-	Private Placements net of share issue costs of $365,595	7,887,001	9,696,739	-	-	9,696,739
-	Finder’s Fee	44,500	57,850	-	-	57,850
-	Acquisition of Cognito	2,500,000	2,500,000	-	-	2,500,000
-	Contributed surplus allocated on exercise of stock options	-	76,306	(76,306)	-	-
-	Stock based compensation	-	-	1,886,463	-	1,886,463
-	Net loss for the year	-	-	-	(7,880,121)	(7,880,121)
Balance at December 31, 2005 Restated (See note 3)		27,845,763	27,802,270	2,188,160	(19,116,158)	10,874,272

Additions during the year:
-	Exercise of warrants	5,348,250	8,274,309	-	-	8,274,309
-	Exercise of stock options	542,000	450,890	-	-	450,890
-	Private placement net of share issue costs of $531,238	3,600,000	8,468,762	-	-	8,468,762
-	Agents Warrants		(221,139)	221,139	-	-
-	Private Placement	500,000	1,250,000	-	-	1,250,000
-	Contributed surplus allocated on exercise of stock options	-	205,203	(205,203)	-	-
-	Stock based compensation	-	-	2,384,845	-	2,384,845
-	Net loss for the year	-	-	-	(15,876,371)	(15,876,371)
Balance at December 31, 2006 (Restated (See note 3)		37,836,013	46,230,295	4,588,941	(34,992,529)	15,826,707

Additions during the year
-	Exercise of warrants	2,051,999	6,029,997	-	-	6,029,997
-	Exercise of stock options	1,338,475	2,006,287	-	-	2,006,287
-	Contributed surplus allocated on exercise of stock options	-	951,489	(951,489)	-	-
-	Warrants	-	31,274	(31,274)	-	-
-	Stock based compensation	-	-	3,777,702	-	3,777,702
-	Bonus shares	-	-	(149,661)	-	(149,661)
-	Net loss for the year	-	-	-	(16,868,644)	(16,868,644)
Balance at December 31, 2007		41,226,487	$ 55,249,342	$ 7,234,219	$ (51,861,173)	$ 10,622,388

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	36

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves. See note 19(b).

2.	Significant Accounting Policies

a)	Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

b)	Mineral property exploration expenditures

During the year ended December 31, 2007, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (See Note 3). When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the deferred costs will be written off to operations.

c)	Impairment of mineral property acquisition costs and deferred exploration and development expenditures

Carrying values of mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. If the property is assessed to be impaired, it is written down to its estimated fair value.

d)	Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	37

2.	Significant Accounting Policies (Continued)

and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of less than 90 days.

f)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii)	Non-monetary items, at the historical rate of exchange.
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%
Equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years
Office equipment	Declining balance - 20%
Argentina and Chile
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 7 years

h)	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

i)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

j)	Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 11. All stock-based awards are measured and recognized using the fair-value method as determined by the Black- Scholes option

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	38

2.    Significant Accounting Policies (Continued)

pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in the Statement of Operations over the vesting period.

k)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

l)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3.	Change in Accounting Policy and Recent Accounting Pronouncements

a)

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States accounting standards and policies applied by large companies in the mining and exploration industry. The Company considers that expensing these expenditures until such time as an economic feasibility study has established proven and probable reserves constitutes a reliable and more relevant presentation of the Company’s exploration activities. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The following table shows the impact of the change in accounting policy:

Account Impacted	2007 Adjustment amount- increase (decrease)	2007 Amount after policy change	2006 Adjustment amount- increase (decrease)	2006 Amount after policy change	2005 Adjustment amount- increase (decrease)	2005 Amount after policy change
Net loss and comprehensive loss for the year	$11,969,446	$16,868,644	$11,094,175	$15,876,371	$4,661,005	$7,880,121
Mineral properties and deferred costs	($11,969,446)	$3,354,379	($11,094,175)	$3,250,016	($4,661,005)	$2,702,534
Opening Deficit	$17,802,407	$34,992,529	$7,214,676	$19,116,158	$3,026,696	$11,236,037
Loss per share	($0.29)	($0.43)	($0.35)	($0.52)	($0.23)	($0.43)

b)	Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants (“CICA”) relating to the accounting treatment of financial instruments.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	39

3.    Change in Accounting Policy and Recent Accounting Pronouncements (Continued)

(i)	Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Section 3855 requires that all financial assets, except for receivables and those assets designated as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net income. Receivables and payables are carried at cost, which equates to fair value. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

(ii)	Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly is not impacted by this standard.

(iii)	Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting. Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

(iv)	Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. For the year ended December 31, 2007, the Company voluntarily changed its accounting policy for mineral property exploration expenditures and applied the provisions of section 1506 (see note 3(a)).

c)	Canadian accounting pronouncements effective for 2008

(i)     Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which became effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	40

3.	Change in Accounting Policy and Recent Accounting Pronouncements (Continued)

(ii)     Inventories, Section 3031

In June 2007, the CICA issued section 3031 – Inventories to replace existing section 3030. This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The Company does not expect to be impacted by the application of section 3031 as it does not currently have any inventory.

(iii)   Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(iv)    Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

(v)     International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Company has determined that there are no other recent pronouncements that impact its consolidated financial statements.

4.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Our financial instruments are comprised of cash and cash equivalents, other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. Cash and cash equivalents are recorded at fair value. The fair value of other receivables, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is however exposed to currency risk from foreign currency fluctuations and manages that risk from foreign exchange fluctuations by limiting the terms to settlement.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	41

4.        Financial Instruments (Continued)

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currency included in their balances:

	2007			2006
	Argentine Pesos	Chilean Pesos	US Dollars	Argentine Pesos	Chilean Pesos	US Dollars
Cash and cash equivalents	1,855,883	90,602,505	236,022	2,636,248	29,024,679	72,675
Other receivables and prepaid expenses	274,088	7,048,074	-	166,265	2,989,878	-
Accounts payable and accrued liabilities	4,363,510	13,170,702	7,500	3,706,391	26,370,114	7,500
Rate to convert to $1.00 CDN	0.3116	0.001984	1.0123	0.377	0.002154	0.8588

5.	Principles of Consolidation

These consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

6.	Investments in Subsidiaries

a)	Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 9c (i))

Effective July 22, 2003, the Company issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500,000 which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

b)	Estelar Resources Limited

Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares (issued at a fair value of $0.237 per share). At that date, the fair value of the assets acquired was $237,820, which was recorded as a mineral property acquisition cost.

7.	Cash and Cash Equivalents
	2007	2006
Cash	$ 1,222,779	$ 14,511,062
Guaranteed Investment Certificate	7,500,000	-
Total	$ 8,722,779	$ 14,511,062

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	42

8.	Property and Equipment

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 61,665	$ 31,881	$ 29,784	$ 48,590	$ 21,608	$ 26,982
Computer software	6,663	6,214	449	5,767	5,767	-
Equipment	44,178	14,334	29,844	44,178	6,874	37,304
Leasehold improvements	26,882	15,738	11,144	26,882	12,952	13,930
Office equipment	17,979	5,344	12,635	15,108	2,545	12,563
	157,367	73,511	83,856	140,525	49,746	90,779
Argentina
Computer equipment	25,860	20,419	5,441	24,487	14,410	10,077
Computer software	4,859	4,273	586	3,969	3,492	477
Equipment including vehicles	194,703	162,627	32,076	194,703	137,041	57,662
	225,422	187,319	38,103	223,159	154,943	68,216
Chile
Computer equipment	4,072	400	3,672	959	27	932
Equipment including vehicles	101,469	20,450	81,019	45,570	3,787	41,783
Office equipment	4,882	570	4,312	1,688	40	1,648
	110,423	21,420	89,003	48,217	3,854	44,363
	$ 493,212	$ 282,250	$ 210,962	$ 411,901	$ 208,543	$ 203,358

9.	(a) Mineral Property– Acquisition Cost – Restated (See note 3)
	2007
	Balance beginning of year	Additions (Write-off)	Balance end of the year
Don Sixto	$ 3,076,444	$ 79,313	$ 3,155,757
CVSA Properties	128,572	-	128,572
Other	45,000	25,050	70,050
	$ 3,250,016	$ 104,363	$ 3,354,379
	2006
Don Sixto	$ 3,025,875	$ 50,569	$ 3,076,444
CVSA Properties	128,572	-	128,572
Other	282,820	(237,820)	45,000
	$ 3,437,267	$ (187,251)	$ 3,250,016

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	43

9.	(b) Mineral Property - Exploration Expenditures – Restated (See note 3)

The following tables show the Company’s exploration expenditures by project for 2007, 2006 and 2005.

Schedule of Mineral Exploration Expenditures - 2007

	CVSA	Chilean	Don Sixto
	Properties	Properties	Project	Other	Total
Assays	$ 256,284	$ 54,632	$ 647,231	$ -	$ 958,147
Consultants and contractors	68,141	15,098	119,719	1,755	204,713
Drilling	1,826,807	349,551	51,810	-	2,228,168
Engineering	-	-	136,734	-	136,734
Environmental	5,863	-	223,645	332	229,840
Field Camp	221,438	410,514	308,767	1,903	942,622
Geological	583,904	785,240	174,315	111,575	1,655,034
Geophysical	121,355	-	1,747	-	123,102
Hydrology	-	-	21,645	-	21,645
Infrastructure	-	-	30,506	-	30,506
IVA tax	569,730	170,528	130,891	-	871,149
Legal and title	101,863	78,527	1,266	254,716	436,372
Metallurgical	-	-	128,002	-	128,002
Office operations	247,768	167,079	55,523	1,894	472,264
Resource Development	-	-	174,074	-	174,074
Travel	382,793	343,338	258,802	32,987	1,017,920
Wages and benefits	1,033,994	174,040	1,119,039	12,081	2,339,154
Mineral Property Exploration Expenditures	$ 5,419,940	$ 2,548,547	$ 3,583,716	$ 417,243	$ 11,969,446
Schedule of Mineral Property Exploration Expenditures - 2006
	CVSA	Chilean	Don Sixto
	Properties	Properties	Project	Other	Total
Assays	$ 72,409	$ 1,986	$ 283,755	$ 117	$ 358,267
Consultants and contractors	20,322	1,198	445,462	-	466,982
Drilling	606,873	-	4,014,481	-	4,621,354
Engineering	24,951	-	282,595	590	308,136
Environmental	5,464	-	61,824	551	67,839
Field camp	89,535	153,577	456,501	787	700,400
Geological	215,723	338,804	313,309	58,763	926,599
Geophysical	-	-	6,577	-	6,577
Hydrology	-	-	55,477	-	55,477
IVA tax	168,522	38,161	938,250	-	1,144,933
Legal and title	106,471	28,453	108,905	51,066	294,895
Metallurgical	-	-	60,818	7,023	67,841
Office operations	99,373	24,827	85,856	-	210,056
Travel	177,885	112,036	269,040	37,793	596,754
Wages and benefits	292,436	103,982	1,137,349	20,375	1,554,142
Mineral Property Exploration Expenditures	$ 1,879,964	$ 803,024	$ 8,520,199	$ 177,065	$ 11,380,252

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	44

9.	Mineral Properties (Continued)
Mineral Property Exploration Expenditures 2005
	CVSA Properties	Don Sixto Project	Other	Total
Assays	$ 114,836	$ 153,139	$ 3,619	$ 271,594
Consultants and contractors	20,896	54,619	5,580	81,095
Drilling	246,826	927,275	-	1,174,101
Engineering	-	207,644	-	207,644
Environmental	-	31,488	-	31,488
Field camp	65,674	255,815	25,215	346,704
Geological	165,479	604,475	138,798	908,752
Geophysics	8,848	20,136	-	28,984
Hydrology	-	8,609	-	8,609
IVA tax	77,766	235,947	-	313,713
Metallurgical	-	284,048	-	284,048
Office operations	105,402	76,951	34,632	216,985
Legal and title	57,355	38,293	8,569	104,217
Travel	145,061	163,105	92,450	400,616
Wages and benefits	157,381	440,631	39,592	637,604
Mineral Property Exploration Expenditures	$ 1,165,524	$ 3,502,175	$ 348,455	$ 5,016,154

(c)   Mineral Property- Agreements

i)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty (“NSR”) which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

-	US$5,000 due December 15, 2002; (Paid)
-	US$15,000 on or before December 15, 2003; (Paid)
-	US$25,000 on or before December 15, 2004; (Paid)
-	US$35,000 on or before December 15, 2005; (Paid)
-	US$45,000 on or before December 15, 2006; (Paid)
-	US$50,000 on or before December 15, 2007; (Paid) and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should the Company exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,155,757.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	45

9.      Mineral Properties (Continued)

Subsequent to December 31, 2007, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

ii)	CVSA Properties - Argentina

By an Exploration and Option Agreement, dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3,000,000 (incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$ 3,000,000, and completed 12,000 metres of drilling on the CVSA Properties, and in early 2007, Estelar notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

iii)	Chilean Properties
(a)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 metres of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometre area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% NSR return from any production from that project.

(b)	Maricunga Property – including Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 metres of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 metres of drilling.

Upon completion of a feasibility study, and where a decision is made to develop a property, the parties share development costs pro rata, or dilution will apply.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	46

9.	Mineral Properties (Continued)

iv)	Other Properties
(a)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

(b)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000 payable as follows:

-	$5,000 on signing of the Agreement; (paid);
-	$7,500 on or before October 1, 2004; (paid);
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006; (paid)
-	$25,000 on or before October 1, 2007; (paid)
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	37,836,013	$ 46,230,295	27,845,763	$ 27,802,270
Issued during the year for:
Cash	3,390,474	8,036,284	9,990,250	18,975,198
Contributed surplus allocated	-	951,489	-	205,203
Warrants	-	31,274	-	-
Share issue costs	-	-	-	(752,376)
Balance, end of year	41,226,487	$ 55,249,342	37,836,013	$ 46,230,295

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2007:

a)

The Company issued 1,338,475 shares for proceeds of $2,006,287 upon the exercise of options as follows: 30,000 shares at a price of $0.405; 75,000 shares at a price of $1.08; 3,750 at a price of $0.85; 150,000 shares at a price of $1.12; 300,000 shares at a price of $1.10; 145,000 shares at a price of $1.17; 160,000 shares at a price of $1.20; 55,000 shares at a price of $1.59; 74,725 shares at a price of $1.79; 80,000 shares at a price of $2.01; and 265,000 shares at a price of $2.52.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	47

10.	Share Capital (Continued)

In addition, an amount totaling $951,489 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

b)	The Company issued 2,051,999 shares for proceeds of $6,029,997 upon the exercise of warrants as follows: 252,000 shares at a price of $2.50; and 1,799,999 shares at a price of $3.00.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2006:

a)

The Company completed a private placement financing consisting of 3,600,000 units, at a price of $2.50 per unit, for a total consideration of $9,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 per share on or before April 4, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 5, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

The Company paid costs totaling $752,376 in connection with this private placement comprised of a finder’s fee of $450,000 cash, the issuance of 252,000 agents’ warrants, with a fair value of $221,139, (see note 12) and legal costs of $81,238. Each agent’s warrant entitles the holder to purchase one common share at a price of $2.50 per share, on or before April 4, 2008.

b)

The Company completed a private placement financing consisting of 500,000 units, at a price of $2.50 per unit, for a total consideration of $1,250,000. Each unit consisted of one common share and one- half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 18, 2008.

c)	The Company issued 5,348,250 shares for proceeds of $8,274, 309 upon the exercise of warrants as follows: 2,336,334 shares at a price of $1.35; 3,011,916 shares at a price of $1.70.

d)

The Company issued 542,000 shares for proceeds of $450,890 upon the exercise of stock options as follows: 167,000 shares at a price of $0.22; 125,000 shares at a price of $1.00; 40,000 shares at a price of $1.08; 50,000 shares at a price of $1.10; 35,000 shares at a price of $1.17; 125,000 shares at a price of $1.20.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2005:

a)

The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for a total consideration of $2,289,200. Each unit consisted of one share and one-half share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b)

The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.20 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units, with a fair value of $57,850, as finders’ fees in connection with this private placement. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	48

10.         Share Capital (Continued)

c)

The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants as follows: 155,000 shares at a price of $0.22 per share; 175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d)

The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

e)	The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved on May 23, 2007, may not exceed 7,627,203. The Board of Directors has further amended the Plan to increase the ceiling, subject to approval by the TSX Venture Exchange (“TSX-V”), the American Stock Exchange and shareholders, to 8,250,352. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX-V), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted by the Company, as of December 31, 2007 and 2006 and changes during the years then ended, is as follows:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	5,606,750	$ 1.58	4,949,750	$ 1.15
Cancelled	(570,000)	2.75	(556,000)	1.75
Granted	3,525,000	3.40	1,755,000	2.62
Exercised	(1,338,475)	1.49	(542,000)	0.83
Options outstanding, end of year	7,223,275	$ 2.40	5,606,750	$ 1.58

The following table summarizes information about the stock options outstanding at December 31, 2007:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.00 - 1.00	275,000	0.63	$0.41
1.01 - 2.00	3,008,275	2.14	$1.29
2.01 - 3.00	1,245,000	4.00	$2.49
3.01 - 4.00	1,970,000	4.37	$3.51
4.01 +	725,000	4.87	$4.37
	7,223,275	2.80	$2.40

Stock-based Compensation

The fair values of options and agent’s warrants granted during the years ended December 31, 2007, 2006 and 2005 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	49

11.	Stock Option Plan (Continued)

	2007	2006	2005
Expected annual volatility	68.12%	65.82%	67.45%
Risk-free interest rate	3.99%	3.89%	3.44%
Expected life	3.34 years	3.5 years	3.26 years
Expected dividend yield	0.00%	0.00%	0.00%

Based on the above assumptions, the average fair value of each option granted and vested during the year ended December 31, 2007, was $1.16 (2006: $1.36, 2005: $0.74). Compensation expense of $3,777,702 (2006: $2,384,845, 2005: $1,886,463) was recorded in the statement of operations for the year.

Stock based compensation has been allocated as follows:

	2007	2006	2005
Administration salaries and consulting	$ 657,477	$ 661,998	$ 338,933
Director’s fees	960,957	585,369	700,953
Management fees	720,870	-	165,080
Mineral property exploration expenditures	1,258,446	506,444	473,025
Shareholder communications	179,952	631,035	208,472
Total	$ 3,777,702	$ 2,384,845	$ 1,886,463

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

At December 31, 2007, the Company had outstanding stock options to issue 7,223,275 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
275,000	275,000	$0.41	August 15, 2008
1,048,000	1,048,000	$1.08	January 21, 2009
10,000	10,000	$1.41	April 7, 2009
225,000	225,000	$1.20	March 21, 2010
300,000	300,000	$1.20	April 5, 2010
285,000	285,000	$1.12	July 7, 2010
50,000	50,000	$1.10	August 19, 2010
75,000	75,000	$1.20	October 25, 2010
965,000	865,000	$1.59	December 30, 2010
275	275	$1.79	February 3, 2011
80,000	80,000	$2.01	March 2, 2011
225,000	225,000	$2.52	May 3, 2011
50,000	50,000	$1.89	June 12, 2011
415,000	415,000	$3.02	November 30, 2011
495,000	430,000	$2.52	January 31, 2012
220,000	220,000	$2.52	February 13, 2012
1,555,000	1,234,162	$3.64	June 27, 2012
225,000	25,000	$2.52	August 28, 2012
725,000	-	$4.37	November 13, 2012
7,223,275	5,812,437

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	50

12.     Warrants

At December 31, 2007 the Company had outstanding share purchase warrants exercisable to issue 250,000 shares as follows:

2007
Number	Exercise Price	Expiry Date
250,000	$ 3.00	April 18, 2008

At December 31, 2006 the Company had outstanding share purchase warrants exercisable to issue 2,302,000 shares as follows:

2006
Number	Exercise Price	Expiry Date
1,800,000	$ 3.00	April 4, 2008
252,000	$ 2.50	April 4, 2008
250,000	$ 3.00	April 18, 2008
2,302,000

13.	Contributed Surplus

	2007	2006
Balance, beginning of year	$ 4,588,941	$ 2,188,160
Stock-based compensation expense	3,777,702	2,384,845
Agent’s Warrants	(31,274)	221,139
Bonus Shares	(149,661)	-
Contributed surplus allocated	(951,489)	(205,203)
Balance, end of the year	$ 7,234,219	$ 4,588,941

14.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. A total of $1,271,274 (2006: $1,204,005; 2005: $681,280) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $360,000 (2006: $282,000; 2005: $144,000) and $43,500 (2006: $58,000 2005: $21,000) for the provision of other consulting services was paid or accrued to a corporation of which the President and Chief Executive Officer is a beneficiary.

b)	Management and consulting fees totaling $165,000 (2006: $238,000; 2005: $96,000) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $167,250 (2006: $195,000; 2005: $85,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

d)	Legal fees totaling $57,200 (2006: $120,101; 2005: $105,866) were paid or accrued to a corporation controlled by a former director of the Company of which the Secretary of the Company was an employee.

e)	Exploration costs totaling $238,663 (2006: $266,633; 2005:$134,000) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

f)	Management and consulting fees of $239,661 (2006: $nil; 2005: $nil) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	51

15.        Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2007, 2006 and 2005 as follows:

	2007	2006	2005
Non-cash financing activities:
Issue of share capital for
Acquisition of mineral properties	$ -	$ -	$ 2,500,000
Finder’s fees	-	221,139	57,850
Share issue costs	-	(221,139)	(57,850)
	$ -	$ -	$ 2,500,000
Non-cash investing activity:
Acquisition of mineral properties	$ -	$ -	$ (2,500,000)

16.	Segmented Information – Restated (See note 3)

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segments are as follows:

December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other current assets	349,569	85,406	13,983	448.958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	7,669,266	2,696,512	256,610	10,622,388

Net Loss	$ 7,396,711	$ 6,877,081	$ 2,594,852	$ 16,868,644

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 13,452,871	$ 994,656	$ 63,535	$ 14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties	-	3,250,016	-	3,250,016
	13,598,199	4,375,450	114,443	18,088,092
Current Liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$ 12,792,960	$ 2,977,029	$ 56,718	$ 15,826,707

Net Loss	$ 4,967,850	$ 9,820,821	$ 1,087,700	$ 15,876,371

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	52

17.	Income Taxes – Restated (See note 3)

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2007		2006
Net loss for the year before income tax		$16,868,644		$15,876,371
Combined federal and provincial tax rate		34.1%		34.1%
Income tax recovery at statutory rates		$(5,756,000)		$(5,417,000)
Losses and other deductions for which no benefit has been recognized		2,726,000		3,798,000
Stock-based compensation		1,289,000		814,000
Non-deductable mineral property exploration costs		894,000		727,000
Foreign exchange rate and tax rate differences		796,000		(60,000)
Expiry of losses		44,000		38,000
Other		7,000		100,000
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2007		2006
Non-capital loss carry forwards – Canada		$2,317,000		$1,625,000
Non-capital loss carry forwards – Argentina		144,000		111,000
Non-capital loss carry forwards – Chile		14,000		1,000
Exploration and development deductions – Canada		5,878,000		3,921,000
Property and equipment – Canada		25,000		20,000
Share issue costs		161,000		237,000
		8,539,000		5,915,000
Valuation allowance		(8,539,000)		(5,915,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $7,624,000 expire as follows:

2008	$137,000
2009	159,000
2010	200,000
2014	882,000
2015	1,578,000
2026	2,270,000
2027	2,398,000
$7,624,000

At December 31, 2007, the Company also has tax loss carry forwards in Argentina and Chile totaling $410,000 and $40,000, respectively, that expire over the period from 2008 to 2012, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

18.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 9(c)). Other financial commitments are summarized in the table below:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	53

18.           Contractual Obligations (Continued)

	Payments Due by Year
	Total	2008	2009 – 2010	After 2011
Office leases	$ 408,191	$ 140,826	$ 157,327	$ 110,038
Total	$ 408,191	$ 140,826	$ 157,327	$ 110,038

19.	Subsequent Events
c)

Subsequent to December 31, 2007, the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the government of Santa Cruz province, Argentina. The letter of intent (“LOI”) sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

(v)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro project.
(vi)

The Company will have the right to earn up to an 80 percent interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring USD$10 million in exploration expenditures over a number of years to be determined later.

(vii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of Fomicruz’s share of net revenue from future operations.

(viii)	The Company will manage the exploration and potential future development on the properties
b)

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

20.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s consolidated financial statement presentation.

21.	Differences between Canadian and US Generally Accepted Accounting Principles – Restated (See note 3)

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in Note 3, the Company has changed its accounting policy with respect to mineral property exploration expenditures to align its policies with those practiced in the United States. Prior to the year ended December 31, 2007, the Company capitalized all exploration expenditures and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. The Company now charges exploration expenditures to earnings as they are incurred. As a result there are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	54

21.	Differences between Canadian and US Generally Accepted Accounting Principles – Restated (See note 3) (Continued)

Recent accounting pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 became effective for the Company on January 1, 2007. FIN 48 did not have any material impact on the Company’s consolidated financial statements.

Impact of recently issued accounting standards

i)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 5, 2007. The Company does not expect that the adoption of this Interpretation will have a significant effect on its results of operations or financial position.

ii)

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. The Company does expect that adoption of this Interpretation will have a significant effect on its results of operations or financial position.

iii)

In December 2007, FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have any impact on its results of operations or financial position.

iv)	In December 2007, FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:
•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•	non-controlling interests would be measured at fair value at the date of acquisition
•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on its results of operations or financial position.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007	55

Corporate Information

Corporate Office

Telephone + 1 604 688 9592
Facsimile + 1 604 688 9532
e-mail exeter@exeterresource.com

Argentina Office

Argentina
Martin Zapata 445
Ciudad, Mendoza (5500) Argentina

Telephone + 54 261 420 3415
Facsimile + 54 261 429 3426

Board of Directors

Bryce Roxburgh, B Sc
Yale Simpson, B A Sc
Louis Montpellier, LL B
Douglas Scheving
Michael McPhie, MSc
William McCartney, CA
Rob Reynolds, CA

Officers

Yale Simpson	*Chairman*
Bryce Roxburgh	*President and CEO*
Cecil Bond	*Chief Financial Officer*
Paul Cholakos	*Chief Operating Officer*
Susan McLeod	*Corporate Secretary*
Jeremy Perkins	*VP Development and Operations*
Michael McPhie	*Executive VP Corporate Development, Environment*

Chilean Office

Chile
Araucanos 2106
Providencia, Santiago

Telephone + 56 2 231 4617

Solicitors

Canada
Fasken Martineau DuMoulin
2100-1075 West Georgia Street
Vancouver, British ColumbiaV6E 3G2

Argentina
Patricia Inzirillo
Rio Tercero 2144
Borrego, Mendoza (5519) Argentina

Auditors

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

Investor Relations

Exeter Resource Corporation
P.O. Box 41, Axa Place
Suite 1260, 999 West Hastings St.
Vancouver, BC Canada V6C 2W2
Contact: Rob Grey,
Vice President Corporate Communications

Transfer Agent And Registrar

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, BC
Canada V6C 3B9

Share Capital
Authorized: 100,000,000 common shares
Issued and outstanding: 41,416,762 *
* *as of April 16, 2008*

Shares Listed

TSX Venture Exchange, Symbol: **XRC**

American Stock Exchange, Symbol: **XRA**

Frankfurt Stock Exchange, Symbol: **EXB**

Website: www.exeterresource.com

EXETER RESOURCE CORPORATION ANNUAL REPORT 2007 56

EXHIBIT 2

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

MAY 23, 2008

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

Website: http://www.exeterresource.com

(all information as at April 16, 2008 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on May 23, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900 - 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

If a Non-Registered Holder’s Intermediary is a member of the American Stock Exchange (“AMEX”), that member Intermediary may vote the Non-Registered Holder’s Proxy at its discretion when it has i) sent the proxy materials to the Non-Registered Holder at least fifteen days prior to the Meeting, and ii) not received voting instructions from the Non-Registered Holder at least ten days prior to the Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 16, 2008, the Company has issued and outstanding 41,416,762 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on April 16, 2008 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

CURRENCY

Unless otherwise specified, all dollar amounts presented in this information circular are in Canadian currency.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Bryce G. Roxburgh President & CEO	2007 2006 2005	NIL NIL NIL	$100,000 (1) $150,000 NIL	$260,000 (2) $144,000 $144,000	250,000(10)/0 172,500/0 270,000/0	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Yale R. Simpson Chairman	2007 2006 2005	NIL NIL NIL	NIL $150,000 NIL	$165,000 (3) $96,000 $96,000	250,000(10)/0 172,500/0 270,000/0	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Cecil R. Bond (4) Chief Financial Officer	2007 2006 2005	NIL NIL NIL	NIL $75,000 NIL	$167,250(5) $120,000 $85,000	150,000(10)/0 125,000/0 300,000/0	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Paul Cholakos (6) Chief Operating Officer	2007 2006 2005	NIL N/A N/A	NIL N/A N/A	$239,661 (7) N/A N/A	400,000(11)/0 N/A N/A	NIL N/A N/A	N/A N/A N/A	NIL N/A N/A
R. Jeremy Perkins (8) VP Development & Operations	2007 2006 2005	NIL NIL N/A	NIL NIL N/A	$238,663 (9) $266,633 $134,000	25,000/0 NIL 200,000/0	NIL NIL N/A	N/A N/A N/A	NIL NIL N/A

(1)	The Company paid bonuses totalling $100,000 during the financial year ended December 31, 2007 to Rowen Company Limited (“Rowen”). Mr. Roxburgh is a beneficiary of Rowen.
(2)	The Company paid $20,000 per month until October and $30,000 per month in November and December during the financial year ended December 31, 2007 to Rowen.
(3)	The Company paid $15,000 per month during the financial year ended December 31, 2007 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.
(4)	Mr. Bond was appointed Chief Financial Officer of the Company on April 13, 2005.
(5)	The Company paid $15,000 per month during the financial year ended December 31, 2007 to 667060 BC Ltd. (“667060”), a company controlled by Mr. Bond.
(6)	Mr. Cholakos was appointed Chief Operating Officer of the Company on August 28, 2007.
(7)

The Company paid $25,000 Australian Dollars per month, including accrual for bonus shares ($149,661), during the financial year ended December 31, 2007 to Formost Enterprises Limited (“Formost”), a company controlled by Mr. Cholakos.

(8)	Mr. Perkins was appointed VP Development & Operations on February 5, 2005.
(9)	The Company paid $1,100 Australian Dollars per day during the financial year ended December 31, 2007 to J Perkins & Associates Pty Ltd., a company controlled by Mr. Perkins.
(10)

150,000 of the options granted to Mr. Roxburgh, 150,000 of the options granted to Mr. Simpson and 100,000 of the options granted to Mr. Bond were granted subject to TSX Venture Exchange (the “Exchange”) and disinterested shareholder approval of an amendment to the Company’s stock option plan to increase the number of shares available for issuance, and the exercise price of options granted under the amended plan. Disinterested shareholders are being asked to approve the amendment and the exercise price of options granted under the amended plan at the Meeting. See “Particulars of Matters to be Acted Upon” below.

(11)	These options vest on a 25% basis every six months since September 30, 2007.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No stock appreciation rights (“SARs” ) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Bryce G. Roxburgh	June 27, 2007 November 13, 2007	100,000 150,000(3)	2.84% 4.26%	$3.64 $4.37	$3.64 $4.37	June 27, 2012 November 13, 2012
Yale R. Simpson	June 27, 2007 November 13, 2007	100,000 150,000(3)	2.84% 4.26%	$3.64 $4.37	$3.64 $4.37	June 27, 2012 November 13, 2012
Cecil R. Bond	June 27, 2007 November 13, 2007	50,000 100,000(3)	1.42% 2.84%	$3.64 $4.37	$3.64 $4.37	June 27, 2012 November 13, 2012
Paul Cholakos	June 27, 2007	400,000 (2)	11.35%	$3.64	$3.64	June 27, 2012
R. Jeremy Perkins	June 27, 2007	25,000	0.71%	$3.64	$3.64	June 27, 2012

(1)	Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the date immediately preceding the date of grant.
(2)	These options vest on a 25% basis every six months since September 30, 2007.
(3)

Granted subject to Exchange and disinterested shareholder approval of an amendment to the Company’s stock option plan to increase the number of shares available for issuance, and the exercise price of options granted under the amended plan. Disinterested shareholders are being asked to approve the amendment and the exercise price of options granted under the amended plan at the Meeting. See “Particulars of Matters to be Acted Upon” below.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Bryce G. Roxburgh	Nil	Nil	982,500 / 150,000	$3,601,250 / $148,500
Yale R. Simpson	Nil	Nil	995,000 / 150,000	$3,664,315 / $148,500
Cecil R. Bond	Nil	Nil	475,000 / 100,000	$1,651,500 / $99,000
Paul Cholakos	Nil	Nil	100,000 / 300,000	$72,000 / $516,000
R. Jeremy Perkins	Nil	Nil	225,000 / Nil	$836,000 / Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2007 was $5.36.

Composition of the Compensation Committee

During the most recently completed financial year, the Compensation Committee was composed of Paul C. MacNeill, Michael R.J. McPhie and Douglas W. Scheving, all of whom were independent directors. On March 28, 2008, Robert G. Reynolds replaced Paul C. MacNeill and on the same date, Louis G. Montpellier replaced Michael

R.J. McPhie as members of the Compensation Committee. Mr. Reynolds and Mr. Montpellier are also independent directors.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, it reviews and approves on an annual basis corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. The Compensation Committee is also responsible for reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the board of directors (the “Board”) in that regard, making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants.

In determining the long-term incentive component of CEO compensation, the Compensation Committee considers, among other factors that it deems to be relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to Chief Executive Officers at comparable companies and the awards given to the CEO in past years. The Compensation Committee is composed of Robert G. Reynolds, Louis G. Montpellier and Douglas W. Scheving, all of whom are independent directors.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2003 with the cumulative total return of the S&P/TSX Venture Composite Index (“TSX Venture Index”) for the five most recently completed financial years of the Company.

Exeter Resource Corporation (“XRC”)

Comparison of Five Year Total Common Shareholders’ Return

	January 1, 2003	Dec. 31 2003	Dec. 31 2004	Dec. 31 2005	Dec. 31 2006	Dec. 31 2007
Exeter Resource Corporation	$ 100	$ 491	$ 600	$ 818	$ 955	$ 2,436
TSX Venture Index	$ 100	$ 161	$ 164	$ 206	$ 275	$ 261

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contracts exist between the Company and the Named Executive Officers. However, consulting agreements exist between the Company and certain corporations of which the Named Executive Officers are principals. See “Management Contracts” below.

Except as otherwise described herein there is no compensatory plan, contract or arrangement, where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

Currently, the Company’s Board members are: Bryce G. Roxburgh, Yale R. Simpson, Louis Montpellier, Robert G. Reynolds, Michael R.J. McPhie, William D. McCartney and Douglas W. Scheving. Compensation for Bryce G. Roxburgh and Yale R. Simpson is described above under the section Executive Compensation. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2007, except to Mr. McCartney, who received a fee in the amount of $2,500 per month in consideration for his services as Chairman of the Audit Committee.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 1,170,000 common shares to directors, including ,directors who are Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,223,275 (1)	$2.40	52,182 (2)
Equity compensation plans not approved by securityholders	200,000 (3)	$3.62 (4)	N/A
Total	7,423,275 (1)(3)		52,182 (2)

(1)

Options to purchase 725,000 of these securities were granted subject to Exchange and disinterested shareholder approval of an amendment to the Company’s stock option plan to increase the number of shares available for issuance, and the exercise price of options granted under the amended plan. Disinterested shareholders are being asked to approve the amendment and the exercise price of options granted under the amended plan at the Meeting. See “Particulars of Matters to be Acted Upon” below. If the approvals are not obtained, then 6,498,275 securities will be issuable upon the exercise of outstanding options and the total will be reduced by 725,000.

(2)	Subject to Exchange and disinterested shareholder approval as described in Note (1) above. If the approvals are not obtained, then 90,453 securities are available for future issuances.
(3)

200,000 bonus shares were awarded to the Company’s Chief Operating Officer, subject to Exchange and disinterested shareholder approval. See “Particulars of Matters to be Acted Upon” below. If the approvals are not obtained, then the total will be reduced by 200,000.

(4)	Deemed price for the bonus shares. See “Particulars of Matters to be Acted Upon” below.

MANAGEMENT CONTRACTS

Pursuant to a consulting agreement between the Company, Rowen Company Limited of Hong Kong (“Rowen”) and Bryce Roxburgh (“Roxburgh”), Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director (if elected) and to hold the offices of President and CEO of the Company at the pleasure of the Board. Roxburgh is a beneficiary of Rowen. The Company pays Rowen a monthly consulting fee of $30,000 for Roxburgh’s services. The agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Rowen a lump sum equal to 24 times the monthly consulting fee. Rowen’s address is 1712 Nat West Tower Times Square, 1 Matheson St., Causeway Bay, Hong Kong.

Pursuant to a consulting agreement between the Company, 667060 BC Ltd. (“667060”) and Cecil Bond (“Bond”), 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of

$15,000 for Bond’s services. The agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay 667060 a lump sum equal to 24 times the monthly consulting fee. 667060’s address is 21658, 50B Ave., Langley, BC V3A 8W8, Canada.

Pursuant to a consulting agreement between the Company, Canaust Resource Consultants Ltd. of British Columbia (“Canaust”) and Yale Simpson (“Simpson”), Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company if so elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $15,000 for Simpson’s services. The agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Canaust a lump sum equal to 24 times the monthly consulting fee. Canaust’s address is, 6526 Wellington Ave., West Vancouver, BC V7W 2H9, Canada.

Pursuant to a consulting agreement between the Company, Formost Enterprises Limited (“Formost”) and Paul Cholakos (“Cholakos”), Formost provides the services of Cholakos to the Company, and provides for Cholakos to serve as Chief Operating Officer of the Company at the pleasure of the Board. Formost is controlled by Cholakos. The Company pays Formost a monthly consulting fee of $25,000 Australian Dollars for Cholakos’s services. The agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Formost’s address is 1712 Tower One, Times Square, 1 Matheson Street, Hong Kong.

Pursuant to a consulting agreement between the Company and J. Perkins & Associates Pty. Ltd. (“JPA”) of Australia and R. Jeremy Perkins (“Perkins”) dated May 2, 2005, JPA provides the services of Perkins to serve as a consultant. The Company pays JPA a daily rate of $1,100 Australian Dollars. JPA is controlled by Perkins. Mr. Perkins is the Vice President Development and Operations of the Company. JPA’s address is 701, 121 Walker Street, North Sydney NSW 2060, Australia.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, a “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Disinterested shareholders are being asked to approve at the Meeting: (a) an amendment to the Company’s stock option plan, to increase the plan ceiling from 7,627,203 common shares to 8,250,352 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date; and (b) the exercise prices of an aggregate of 1,175,000options that were granted under the amended plan prior to shareholder approval. Bryce G. Roxburgh, Yale R. Simpson, William D. McCartney, Douglas W. Scheving, Robert G. Reynolds, Louis G. Montpellier, Cecil Bond, and Michael R.J. McPhie, directors and/or executive officers of the Company, have an interest in the matter by virtue of the fact that they hold an aggregate of 950,000 of those options.

Disinterested shareholders are being asked to approve at the Meeting the award to Paul Cholakos of 200,000 common shares of the Company at a deemed price of $3.64 per share as a bonus in connection with his services as Chief Operating Officer of the Company. Mr. Cholakos, an executive officer of the Company, has an interest in the matter.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at seven (7) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Bryce G. Roxburgh (7) President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Geological consultant from 2000-2003.	March 20, 2003	3,784,750 (6)
Yale R. Simpson (7) Chairman of the Board Director B.C. Canada	Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, and Dynasty Metals & Mining Inc. since September 2003.	June 10, 2003	1,380,250
Douglas W. Scheving (4) (5) Director B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993	9,000
Robert G. Reynolds (4) (5) Director N.S.W., Australia	Chartered Accountant; Director of Carlyle Mining Corporation since January 24, 2007; Avoca Resource Ltd. since January 2002 and Global Geoscience Limited since December 2007.	June 12, 2007	Nil
William D. McCartney (4) Director B.C. Canada	President of Pemcorp Management Inc. since 1990.	September 1, 2005	Nil
Louis G. Montpelier (4) (5) Director B.C. Canada	Mining Lawyer Partner with Gowling Lafleur Henderson LLP.	January 21, 2008	5,000

Michael R.J. McPhie Executive Vice President Corporate Development and Environment Director B.C. Canada	Appointed as Executive Vice President Corporate Development and Environment on January 21 2008; President & Chief Executive Officer, Mining Association of British Columbia from November 2004 until December 2007; Partner HBA Management Consultants Ltd, since September 2003.	October 8, 2004	5,000

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee and Nomination and Corporate Governance Committee.
(6)	2,500,000 of these shares are registered in the name of Rowen Company Limited. Mr Roxburgh is a beneficiary of Rowen.
(7)	Director of the Company’s wholly owned subsidiaries Estelar Resources Limited and Cognito Limited.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The common shares of the Company are also listed on the American Stock Exchange (“AMEX”). A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is set forth below and is available on the Company’s website www.exeterresource.com.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, a majority of the members of the Board are independent. The members who are independent are Robert G. Reynolds, William D. McCartney, Louis G. Montpelier and Douglas W. Scheving. Bryce G. Roxburgh, Yale R. Simpson and Michael McPhie are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Carlyle Mining Corporation
Yale R. Simpson	Diamonds North Resources Ltd. Dynasty Metals & Mining Inc. Carlyle Mining Corporation
Douglas W. Scheving	Golden Dynasty Resources Ltd. Touchstone Mining Limited Reva Resources Corporation

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert G. Reynolds	Carlyle Mining Corporation
Louis G. Montpellier	Diamondex Resources Ltd. Silver Quest Resources Ltd. Triex Minerals Corporation Red Dragon Resource Corp. Galena International Resources Ltd. Gateway Gold Corp.
William D. McCartney	Bowram Energy Ltd. Fortress Petroleum Inc. Newstrike Capital Inc. Mercer International Inc. Southwestern Resources Corp. Woodbridge Energy Ltd.
Michael R. J. McPhie	Silver Quest Resources Ltd.

On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors held one meeting. As the majority of the Board is independent, matters for consideration receive full and detailed discussion. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

Mr. Yale R. Simpson, Chairman of the Board is not independent. Mr. Montpellier, an independent director, serves as lead director, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has not developed a written position description for the lead director, but considers the lead director to be primarily responsible for ensuring that the Board is functioning properly and that it is meeting its obligations and responsibilities.

The following table sets out the attendance of the directors at the seven Board meetings held since the beginning of the most recently completed financial year until the date hereof:

Director	Board Meeting	Independent Director Meeting	Total Meeting
Bryce G. Roxburgh	6/6	Not independent	6/6
Yale R. Simpson	6/6	Not independent	6/6
Douglas W. Scheving	6/6	1/1	7/7
Paul C. MacNeill (1)	2/4	N/A	2/4
Michael R.J. McPhie	5/6	Not independent	5/6
Robert G. Reynolds (2)	4/4	1/1	5/5
Louis G Montpellier(3)	1/1	0/1	1/2
William D. McCartney	5/6	1/1	6/7

(1)	Mr. MacNeill ceased to be a director on December 9, 2007; he was not a director when one of the board meetings and the independent director meeting were held.
(2)	Mr. Reynolds was appointed as a director on June 12, 2007; he was not a director when two of the board meetings were held.
(3)	Mr. Montpellier was appointed as a director on January 21, 2008; he was not a director when four of the board meetings were held.

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,
•	the Company’s strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company’s succession planning, including appointing, training and monitoring senior management,
•	the Company’s major business development initiatives,
•	the integrity of the Company’s internal control and management information systems,
•	the Company’s policies for communicating with shareholders and others, and
•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company’s business,
•	changes in senior management, and
•	all matters as required under the Business Corporations Act, applicable U.S. securities laws and exchange rules and regulations.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulation applicable to the Company’s business, disclosure related matters, and reporting of violations. The Code is available at the Company’s web site, www.exeterresource.com, on the SEDAR website at www.sedar.com under SEDAR project # 1083203 filed on April 13, 2007 and the EDGAR website at www.sec.gov. under SEC # 1220967-07-00049 filed on April 16, 2007.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Business Corporations Act, applicable U.S. securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. As at the date hereof, the Audit Committee is composed of William D. McCartney (Chairman), Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of MI 52-110, applicable U.S. securities laws and exchange rules and regulations.

The Board has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the

Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2007 dated March 28, 2008 (the “AIF”), which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Audit Committee” and Appendix 1 to the AIF for further information.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Robert G. Reynolds, Louis G. Montpellier and Douglas W. Scheving, all of whom are independent directors. The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies. It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

The Board has not appointed a chair for the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

The Compensation Committee is composed of Robert G. Reynolds, Louis G. Montpellier and Douglas W. Scheving, all of whom are independent.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has not appointed a chair for the Compensation Committee.

Assessment

The entire Board is responsible for regularly assessing the effectiveness and contribution of the Board, its members and committees. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

On October 17, 2007, MacKay LLP resigned, at the Company’s request, as the Company’s auditors. The request resulted from a determination by the directors that the Company should be using a larger international audit firm. On October 17, 2007, the Company appointed PricewaterhouseCoopers LLP as its independent registered public accounting firm. In accordance with National Instrument 51-102 Continuous Disclosure, the Company filed with applicable regulatory authorities a Notice of Change (the “Notice”) and delivered such Notice to its former and successor auditors. The Notice, as well as the letters filed with applicable regulatory authorities by the former and successor auditors in response to the Notice, are attached to this Information Circular as Appendix 1.

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan Amendment

The Company has a “fixed” ceiling incentive stock option plan dated January 21, 2004, as amended (the “Plan”). Under the Plan, 7,627,203 common shares are available for purchase upon the exercise of options awarded under the Plan. This number represents 20% of the Company’s issued and outstanding shares as at the annual general meeting of shareholders held on May 23, 2007. Only 90,453 common shares are available for future awards under the Plan.

On October 1, 2007, November 13, 2007 and January 21, 2008, the Board further amended the Plan (the “Amended Plan”) to increase the ceiling, subject to Exchange and disinterested shareholder approval. The most recent amendment, on January 21, 2008, increased the ceiling to 8,250,352 common shares (20% of the Company’s issued and outstanding shares as of that date) or such greater number being 20% of the Company’s issued and outstanding shares as at the Meeting date. The Exchange has conditionally accepted the new ceiling subject to shareholder approval at the Meeting.

The rules of the Exchange permit an issuer to award options under an amended plan prior to receiving shareholder approval, provided that none of the options are exercised until approval is received and provided that the shareholders approve the exercise prices of options awarded between the time of amendment and approval. The Company has awarded an aggregate of 1,175,000 options to its directors, the Named Executive Officers, employees and consultants under the Amended Plan as follows:

Option Holder	Date of Award	Number of Options Awarded (Aggregate)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)
Directors and Named Executive Officers	November 13, 2007 January 23, 2008	650,000 300,000	$4.37 $4.31	$4.37 $4.31
Other Employees and Consultants	November 13, 2007 January 23, 2008	75,000 150,000	$4.37 $4.31	$4.37 $4.31
Total:		1,175,000
(1)	Calculated as the closing price of the Company’s shares on the Exchange on the date preceding the award date.

Except as disclosed above, the terms and conditions of the Amended Plan are the same as those of the Plan, which was approved by the shareholders at the last annual general meeting. A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting by contacting Mafalda Arias, Administration Manager, in writing at P.O. Box 41, AXA Place, Suite 1260 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2 or by telephone at (604) 688-9592.

Summary

The following is a summary of the principal terms of the Amended Plan.

The Amended Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

If a stock option expires or otherwise terminates for any reason without having been exercised, the number of common shares in respect of that expired or terminated stock option will again be available for the purposes of the Amended Plan.

The Amended Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Amended Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Amended Plan.

The Amended Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Amended Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will:

(a)	the number of options awarded in a one-year period to any one Consultant exceed 2% of the issued shares of the Company (calculated at the time of award);
(b)

the aggregate number of options awarded in a one-year period to persons employed to provide investor relations activities exceed 2% of the issued shares of the Company (calculated at the time of award);

(c)	the number of options awarded in a one-year period to any one individual exceed 5% of the outstanding shares of the Company (calculated at the time of award); or
(d)

the aggregate number of shares reserved for issuance to any one individual upon the exercise of options awarded under the Amended Plan or any previously established and outstanding stock option plans or grants, exceed 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options awarded under the Amended Plan will be for a term not to exceed five years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, Consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company (30 days if the option holder is an employee engaged in investor relations activities). Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause (as such term is defined in the Amended Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date would typically be the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Amended Plan. Discounted market price means the market price less a discount to be determined by the Board, which will in any event not exceed the amount set forth under Policy 1.1 of the Exchange’s Corporate Finance Manual.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Common shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Regulatory Requirements

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in section 1(1) of the Securities Act (British Columbia).

Any time an issuer increases the number of shares reserved for issuance under a stock option plan, the Exchange requires the issuer to obtain shareholder approval of the amended plan, provided that the amended plan, together with all of the issuer’s other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. Under the Amended Plan, the number of common shares available for issuance upon the exercise of options will be equal to 20% of the issued and outstanding common shares of the Company as at the Meeting date.

The Exchange requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company’s other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or
(b)	the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Amended Plan. It is possible that the Amended Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the Amended Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Amended Plan; and (ii) associates of persons referred to in (i). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the Amended Plan:

“RESOLVED THAT:

1.

the Company’s stock option plan dated January 21, 2004, as amended (the “Amended Plan”), pursuant to which up to 8,250,352 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date, may be purchased upon the exercise of options, be approved;

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Amended Plan which, together with the options that are currently outstanding, will entitle option holders to purchase up to a maximum of 8,250,352 common shares of the Company, or such greater number being 20% of the issued and outstanding shares as at the Meeting date;

3.

the exercise prices of the 1,175,000 options awarded to directors, officers, employees and consultants of the Company under the Amended Plan prior to receiving shareholder approval for the Amended Plan be approved;

4.

the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,211,652 common shares of the Company as of April 16, 2008. Therefore, the total number of common shares held by “disinterested shareholders” is 36,205,110 common shares.

Approval of Bonus Shares

The Company’s Chief Operating Officer, Mr. Paul Cholakos, commenced employment with the Company on August 28, 2007. As part of his compensation package, he negotiated with the Company, subject to regulatory and disinterested shareholder approval, the award of 200,000 bonus shares at a deemed price of $3.64 per share. 66,664 of the shares will be issued to Mr. Cholakos upon receipt of disinterest shareholder and Exchange approval. The remaining shares will be issued monthly, in eight installments of 8,333 common shares and eight installments of 8,334 common shares, commencing on May 31, 2008 and ending on August 31, 2009. The 200,000 bonus shares constitute 0.48% of the Company’s current issued and outstanding capital.

The market price of the common shares of the Company as at August 28, 2007 was $2.61. The deemed price of $3.64 was based on the exercise price for the Company’s most recent grant of stock options prior to that date.

Because Mr. Cholakos is an insider of the Company, the Exchange requires the Company to obtain disinterested shareholder approval of the award.

Shareholder Approval

In order to obtain disinterested shareholder approval, the award must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) Mr. Cholakos; and (ii) associates of Mr. Cholakos. The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the award:

“RESOLVED THAT:

1.

the award of 200,000 common shares of the Company at a deemed price of $3.64 per share to Mr. Paul Cholakos, such shares to be issued in: (a) one installment of 66,664 common shares on or about May 23, 2008; (b) monthly installments of 8,333 shares commencing on May 31, 2008 and ending on December 31, 2008; and (c) monthly installments of 8,334 common shares commencing on January 31, 2009 and ending on August 31, 2009, be authorized and approved; and

2.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, Mr. Cholakos and his associates beneficially do not own common shares of the Company as of April 16, 2008. Therefore, the total number of common shares held by “disinterested shareholders” is 41,416,762 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com and EDGAR website at www.sec.gov under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia, Canada V6C 2W2

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the AMEX Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the Exchange and does not constitute a default under the Exchange rules or any applicable laws in Canada.

Since the foregoing corporate governance policies of the Company are consistent with the laws, customs and practices in Canada, the Company has sought and received Section 110 relief from the differing AMEX standards. In addition, the Company may, from time-to-time, seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.exeterresource.com.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

ON BEHALF OF THE BOARD
Signed “Yale R. Simpson”
Yale R. Simpson Chairman

Appendix 1

Reporting Package

Exeter Resource Corporation

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102, Section 4.11

I.	Former Auditor

a)	On October 17, 2007, MacKay & Co resigned as the auditor of Exeter Resource Corporation (the “Company”), at the request of the Company.

b)

The auditors’ reports of MacKay & Co on the financial statements of the Company for the two years ended December 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c)	In connection with the audits for the two years ended December 31, 2006 and through to October 17, 2007, there have been no reportable events, as defined in the National Instrument.

II.	Successor Auditor

The Company appointed PricewaterhouseCoopers LLP as its new auditor as of October 17, 2007. The Audit Committee considered and approved the appointment.

Dated at Vancouver, British Columbia this 16th day of November 2007.

Exeter Resource Corporation

“Yale Simpson”

Yale Simpson, Chairman

“Cecil Bond”

Cecil Bond, Chief Financial Officer

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

November 16, 2007

Attention: Statutory Filings

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Exeter Resource Corporation (the "Company")

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the attached Change of Auditor Notice for the Company and based on the information currently available to us we do not disagree with the information in the said Notice.

Yours truly,

MacKay LLP

MacKay LLP

Chartered Accountants

mackay.ca refers to the Canadian firm MacKay LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

November 19, 2007

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

We have read the statements made by Exeter Resource Corporation in the attached copy of Change of Auditor Notice dated November 16, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 16, 2007 except that we have no basis to agree or disagree with the following statements:

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

EXHIBIT 3

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF EXETER RESOURCE CORPORATION (the “Company”)

TO BE HELD AT 3:00 PM ON MAY 23, 2008, AT SUITE 1260, 999 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints YALE SIMPSON, a Director of the Company, or failing this person, DOUGLAS W. SCHEVING, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the registered shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at seven
		For	Withhold
2.	To elect as Director, Bryce G. Roxburgh
3.	To elect as Director, Yale R. Simpson
4.	To elect as Director, Douglas W. Scheving
5.	To elect as Director, Robert G. Reynolds
6.	To elect as Director, Michael R. J. McPhie
7.	To elect as Director, William D. McCartney
8.	To elect as Director, Louis G. Montpellier
9.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company
		For	Against
10.	To authorize the Directors to fix the auditors’ remuneration
11.	To approve an amendment to the Company’s Stock Option Plan
12.	To approve the award of 200,000 common shares at a price of $3.64 per share to Mr. Paul Cholakos, the Company’s Chief Operating Officer
13.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	_______________________________________

Please Print Name:	_______________________________________

Date:	_______________________________________

Number of Shares Represented by Proxy:	_______________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept. 100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

EXHIBIT 4

EXETER RESOURCE CORPORATION

Request for Interim/Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer’s securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a printed copy of the issuer’s annual financial statements and the corresponding Management Discussion and Analysis of those statements (“MD&A”), the interim financial statements and the MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com.

If you wish to receive printed copies of these materials, please complete this form and return it along with your Proxy in the attached envelope or by mail or fax as indicated below. As the Supplemental Mailing List will be updated each year, a request form will be required from you annually in order for your name to remain on the list.

Computershare Investor Services Inc.

9th Floor - 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Fax (Toll Free North America): 866.249.7775

Fax: 416.263.9524

□	I want to receive printed copies of ONLY the audited financial statements and the annual Management Discussion and Analysis.
□	I want to receive printed copies of ONLY the interim financial statements and the interim Management Discussion and Analysis.
□	I want to receive printed copies of BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis.

I certify that I am a registered holder and/or beneficial owner of securities (other than debt instruments) of the Company.

_______________________________________________________

Name (Please print)

_______________________________________________________

Address

_______________________________________________________

City/Province (or State)/Postal Code

_______________________________________________________ Signature of shareholder, or if shareholder is a company, signature of authorized signatory.	_________________________ Dated